Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

03007229

03 MAR 10 AM 7:21

SUPPL

25th February 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Mandarin Oriental International Limited

We enclose for your information copies of the following documents issued today in respect of the above Company:-

1. 2002 Preliminary Announcement of Results; and
2. Preliminary Financial Statements for the year ended 31st December 2002.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

encl.

3/11

S:\Win\PR-Announcement\PRelease\HKLH\HKL-MOIL-final.doc\7

MANDARIN ORIENTAL INTERNATIONAL LIMITED

PRELIMINARY 2002 FINANCIAL STATEMENTS

MANDARIN ORIENTAL INTERNATIONAL LIMITED

HIGHLIGHTS

* Profits improve as occupancy levels recover
* Room rates suffer from weak global economy
* New York and Washington developments on schedule
* New luxury hotel planned for Hong Kong

* Results

Prepared in accordance with IFRS				Prepared in accordance with IFRS, as modified by revaluation of leasehold properties*		
Change %	2001 US$m	**2002 US$m**		**2002 US$m**	2001 US$m	Change %
4	527.9	**547.5**	Combined total revenue of hotels under management	**547.5**	527.9	4
36	40.0	**54.5**	Profit before interest and tax	**55.3**	40.7	36
414	3.6	**18.5**	Profit after tax and minority interests	**19.3**	4.3	349
%	US¢	**US¢**		**US¢**	US¢	%
417	0.42	**2.17**	Earnings per share	**2.27**	0.50	354
(100)	0.50	**-**	Dividends per share	**-**	0.50	(100)
%	US$	**US$**		**US$**	US$	%
8	0.66	**0.71**	Net asset value per share	**1.09**	1.05	4

* The Group's financial statements are prepared under International Financial Reporting Standards ("IFRS") which does not permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties in addition to the IFRS financial statements. The figures included in the Chairman's Statement, Operating Review, Financial Review and Five Year Summary are based on this supplementary financial information unless otherwise stated.

MANDARIN ORIENTAL INTERNATIONAL LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS, as modified by revaluation of leasehold properties*	
2001 US$m	**2002 US$m**	*Note*		**2002 US$m**	2001 US$m
227.9	**233.7**	*1*	Revenue	**233.7**	227.9
(138.8)	**(140.5)**		Cost of sales	**(140.1)**	(138.4)
89.1	**93.2**		Gross profit	**93.6**	89.5
(16.8)	**(16.8)**		Selling & distribution costs	**(16.8)**	(16.8)
(45.8)	**(36.3)**		Administration expenses	**(36.3)**	(45.8)
26.5	**40.1**	*2*	Operating profit	**40.5**	26.9
13.5	**14.4**	*3*	Share of operating results of associates and joint ventures	**14.8**	13.8
40.0	**54.5**		Profit before interest and tax	**55.3**	40.7
(31.1)	**(28.9)**	*4*	Net financing charges	**(28.9)**	(31.1)
8.9	**25.6**		Profit before tax	**26.4**	9.6
(5.6)	**(7.2)**	*5*	Tax	**(7.2)**	(5.6)
3.3	**18.4**		Profit after tax	**19.2**	4.0
0.3	**0.1**	*23*	Minority interests	**0.1**	0.3
3.6	**18.5**		Profit after tax and minority interests	**19.3**	4.3
US¢	**US¢**	*6*	Earnings per share	**US¢**	US¢
0.42	**2.17**		-basic	**2.27**	0.50
0.42	**2.17**		-diluted	**2.27**	0.50

* The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies note (a) on page 7.

MANDARIN ORIENTAL INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEET

as at 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS, as modified by revaluation of leasehold properties*	
2001 US$m	**2002 US$m**	*Note*		**2002 US$m**	2001 US$m
			Net assets		
23.3	**22.0**	*7*	Goodwill	**22.0**	23.3
491.7	**548.1**	*8*	Tangible assets	**1,046.9**	990.0
187.7	**187.6**	*9*	Leasehold land payments	**-**	-
222.2	**278.1**	*10*	Associates and joint ventures	**297.0**	241.1
23.5	**26.3**	*11*	Other investments	**26.3**	23.5
13.8	**14.0**	*12*	Pension assets	**14.0**	13.8
2.9	**3.7**	*13*	Deferred tax assets	**3.7**	2.9
965.1	**1,079.8**		Non-current assets	**1,409.9**	1,294.6
3.0	**2.4**		Stocks	**2.4**	3.0
34.7	**36.8**	*14*	Debtors and prepayments	**36.8**	34.7
79.2	**65.9**	*25d*	Cash at bank	**65.9**	79.2
116.9	**105.1**		Current assets	**105.1**	116.9
(39.7)	**(53.0)**	*15*	Creditors and accruals	**(53.0)**	(39.7)
(2.9)	**(8.0)**	*16*	Borrowings	**(8.0)**	(2.9)
(4.7)	**(6.5)**		Current tax liabilities	**(6.5)**	(4.7)
(47.3)	**(67.5)**		Current liabilities	**(67.5)**	(47.3)
69.6	**37.6**		Net current assets	**37.6**	69.6
(448.1)	**(483.0)**	*16*	Long-term borrowings	**(483.0)**	(448.1)
(10.2)	**(11.6)**	*13*	Deferred tax liabilities	**(14.3)**	(12.9)
(0.8)	**(0.8)**	*12*	Pension liabilities	**(0.8)**	(0.8)
(4.6)	**(5.4)**	*26*	Other non-current liabilities	**(5.4)**	(4.6)
571.0	**616.6**			**944.0**	897.8
			Capital employed		
42.6	**42.6**	*19*	Share capital	**42.6**	42.6
88.7	**88.7**	*20*	Share premium	**88.7**	88.7
434.0	**474.4**	*22*	Revenue and other reserves	**799.7**	758.7
565.3	**605.7**		Shareholders' funds	**931.0**	890.0
5.7	**10.9**	*23*	Minority interests	**13.0**	7.8
571.0	**616.6**			**944.0**	897.8

* The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies note (a) on page 7.

Percy Weatherall
Edouard Ettedgui
Directors
25th February 2003

MANDARIN ORIENTAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' FUNDS

for the year ended 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS, as modified by revaluation of leasehold properties*	
2001 US$m	**2002 US$m**	*Note*		**2002 US$m**	2001 US$m
590.0	**565.3**		At 1st January	**890.0**	979.5
			Revaluation of properties		
(7.8)	-	*22*	- net revaluation deficit	-	(73.3)
1.7	-	*22*	- deferred tax	-	1.7
			Net exchange translation differences		
(8.9)	**22.4**	*22*	- amounts arising in year	**22.2**	(8.9)
0.2	**0.5**	*22*	Fair value gains on financial assets	**0.5**	0.2
			Cash flow hedges		
(2.0)	**(1.0)**	*22*	- fair value losses	**(1.0)**	(2.0)
(16.8)	**21.9**		Net gains/(losses) not recognised in consolidated profit and loss account	**21.7**	(82.3)
3.6	**18.5**		Profit after tax and minority interests	**19.3**	4.3
(11.5)	-	*24*	Dividends	-	(11.5)
565.3	**605.7**		At 31st December	**931.0**	890.0

* The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies note (a) on page 7.

MANDARIN ORIENTAL INTERNATIONAL LIMITED

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS, as modified by revaluation of lease properties*	
2001 US$m	**2002 US$m**	*Note*		**2002 US$m**	2001 US$m
			Operating activities		
26.5	**40.1**		Operating profit	**40.5**	26.9
15.5	**15.3**	*8*	Depreciation	**15.3**	15.5
0.4	**0.4**	*9*	Amortisation of leasehold land payments	**-**	-
1.2	**1.3**	*7*	Amortisation of goodwill	**1.3**	1.2
1.0	**(5.0)**	*25a*	Non-cash items	**(5.0)**	1.0
(1.7)	**2.8**	*25b*	Decrease/(Increase) in working capital	**2.8**	(1.7)
3.7	**1.0**		Interest received	**1.0**	3.7
(31.4)	**(24.5)**		Interest and other financing charges paid	**(24.5)**	(31.4)
(7.3)	**(3.1)**		Tax paid	**(3.1)**	(7.3)
7.9	**28.3**			**28.3**	7.9
5.8	**5.2**		Dividends from associates and joint ventures	**5.2**	5.8
13.7	**33.5**		**Cash flows from operating activities**	**33.5**	13.7
			Investing activities		
(15.0)	**(62.5)**		Purchase of tangible assets	**(62.5)**	(15.0)
-	**29.4**	*17*	Tax increment financing	**29.4**	-
(22.8)	**(47.8)**	*25c*	Investments in and loans to associates and joint ventures	**(47.8)**	(22.8)
0.6	**4.0**		Repayment of loan to associates and joint ventures	**4.0**	0.6
-	**2.1**		Sale proceeds on disposal of tangible assets	**2.1**	-
-	**(0.3)**	*9*	Leasehold land premium payments	**(0.3)**	-
(1.5)	**(0.5)**	*11*	Purchase of other investments	**(0.5)**	(1.5)
-	**(0.5)**	*23*	Purchase of minority interests	**(0.5)**	-
(38.7)	**(76.1)**		**Cash flows from investing activities**	**(76.1)**	(38.7)
			Financing activities		
247.3	**32.6**		Drawdown of borrowings	**32.6**	247.3
(231.5)	**(8.7)**		Repayment of borrowings	**(8.7)**	(231.5)
(11.5)	**-**	*24*	Dividends paid by the Company	**-**	(11.5)
0.1	**5.0**	*23*	Capital contribution from minority interests	**5.0**	0.1
4.4	**28.9**		**Cash flows from financing activities**	**28.9**	4.4
(0.2)	**0.9**		Effect of exchange rate changes	**0.9**	(0.2)
(20.8)	**(12.8)**		Net decrease in cash and cash equivalents	**(12.8)**	(20.8)
99.4	**78.6**		Cash and cash equivalents at 1st January	**78.6**	99.4
78.6	**65.8**	*25d*	Cash and cash equivalents at 31st December	**65.8**	78.6

* The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies note (a) on page 7.

MANDARIN ORIENTAL INTERNATIONAL LIMITED
PRINCIPAL ACCOUNTING POLICIES

a Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") and interpretations issued by the International Accounting Standards Board. The Group has presented supplementary financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties in addition to the IFRS financial statements.

(i) Financial statements prepared in accordance with IFRS
The financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

In view of the international nature of the Group's operations, the amounts shown in the financial statements are presented in United States Dollars, which represents the Group's measurement currency.

The Group's reportable segments are set out in note 1.

(ii) Financial information prepared in accordance with IFRS as modified by revaluation of leasehold properties

In prior years the Group reflected the fair value of leasehold properties in its financial statements. Changes in IFRS, which came into effect during 2001, does not permit the valuation of leasehold interests in land. As a result, the Group is required to account for leasehold land at amortised cost in order to comply with IFRS. This treatment does not reflect generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 3 to 6 prepared in accordance with IFRS as modified by the revaluation of leasehold properties.

b Basis of consolidation

(i) The consolidated financial statements include the financial statements of the Company, its subsidiaries and, on the basis set out in (ii) below, its associates and joint ventures. Subsidiaries are companies over which the Company has control. Control is the power to govern the financial and operating policies of the company so as to obtain benefits from its activities.

(ii) Associates are companies, not being subsidiaries, over which the Group exercises significant influence. Joint ventures are entities which the Group jointly controls with one or more other venturers. Associates and joint ventures are included on the equity basis of accounting.

(iii) The results of subsidiaries, associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively.

c Foreign currencies

Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates. Assets and liabilities of subsidiaries, associates and joint ventures, together with all other monetary assets and liabilities expressed in foreign currencies are translated into United States Dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Net exchange differences arising from the translation of the financial statements of subsidiaries, associates and joint ventures expressed in foreign currencies are taken directly to exchange reserves. All other exchange differences are dealt with in the consolidated profit and loss account.

d Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary or associate at the date of acquisition. Goodwill on acquisitions is reported in the balance sheet as an intangible asset and is amortised using the straight-line method over its estimated useful life.

Goodwill arising on major strategic acquisitions of the Group to expand its services or geographical market coverage is amortised over a maximum period of 20 years.

The carrying amount of goodwill is reviewed annually and written down for permanent impairment where it is considered necessary.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed of.

e **Tangible assets and depreciation**

Freehold land and buildings, and the building component of leasehold properties are stated at valuation. Independent valuations are performed at intervals not exceeding three years on an open market basis and, in the case of the building component of leasehold properties, on the basis of depreciated replacement cost. In the intervening years the Directors review the carrying value of properties and adjustment is made where there has been a material change. Revaluation surpluses and deficits are dealt with in capital reserves except for movements on individual properties below depreciated cost which are dealt with in the consolidated profit and loss account.

Other tangible assets are stated at cost less amounts provided for depreciation.

Depreciation is calculated on the straight-line basis at annual rates estimated to write off the cost of each asset over its estimated useful life. The principal rates in use are as follows :

Freehold land	-
Freehold and leasehold buildings	-
Leasehold improvements	10%
Plant and machinery	10%
Furniture and equipment	10-33$^{1}/_{3}$%

It is the Group's practice to maintain freehold and leasehold buildings with an expected remaining life of more than 20 years and integral fixed plant in a continual state of sound repair, such that their value is not diminished by the passage of time. Accordingly, the Directors consider that the useful economic lives of these assets are sufficiently long and their residual values, based on prices prevailing at the time of valuation, are sufficiently high that their depreciation is insignificant. The cost of maintenance and repairs of the buildings is charged to the consolidated profit and loss account as incurred and the cost of significant improvements is capitalised.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

The profit or loss on disposal of tangible assets is recognised by reference to their carrying amount.

f Accounting for leases

Leases in respect of leasehold buildings, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased building or the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in long-term borrowings. The interest element of the finance charge is charged to the profit and loss account over the lease period. Building, plant and equipment acquired through finance leasing contracts is depreciated over the shorter of the useful life of the asset or the lease term.

Leases of assets under which all the benefits and risks of ownership are effectively retained by the lessor are classified as operating leases.

Leasehold land payments are up-front payments to acquire long-term interests in property. These payments are stated at cost and are amortised over the period of the lease.

Payments made under other operating leases are charged to the consolidated profit and loss account on a straight-line basis over the period of the lease. When the lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the year in which termination takes place.

g Investments

(i) Other investments are categorised as available-for-sale, are included in non-current assets and are shown at fair value. Unrealised gains and losses arising from changes in the fair value of other investments are dealt with in reserves. On the disposal of an other investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognised in reserves is included in the consolidated profit and loss account.

(ii) All purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the investment.

h Development costs

Costs directly attributable to development projects, including borrowing costs, are capitalised to the extent that such expenditure is expected to generate future economic benefits and upon completion of the project are included in non-current assets.

Costs attributable to potential development projects are capitalised and fully provided against until a legal contract is entered into, when the provision is then reversed.

i Stocks

Stocks, which comprise beverages and consumables, are stated at the lower of cost or net realisable value. Cost is determined using the first-in, first-out method.

j Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise deposits with banks and financial institutions and bank and cash balances, net of bank overdrafts. In the balance sheet, bank overdrafts are included within borrowings in current liabilities.

k Provisions

Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and a reliable estimate of the amount of the obligations can be made.

l Borrowings and borrowing costs

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective yield method.

On the issue of convertible bonds, the fair value of the liability portion is calculated using a market interest rate for an equivalent non-convertible bond and is included in long-term borrowings on the amortised cost basis until extinguished on conversion or maturity of the bonds. The fair value of the conversion option is determined and is recognised and presented in revenue and other reserves.

Borrowing costs relating to major development projects are capitalised until the asset is substantially completed. Capitalised borrowing costs are included as part of the cost of the asset. All other borrowing costs are expensed as incurred.

m Government grants

Grants from governments are recognised at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Grants relating to the development of hotel property are deducted in arriving at the carrying amount of the hotel property.

n Deferred tax

Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.

Provision for deferred tax is made on the revaluation of certain non-current tangible assets. Provision for withholding tax which could arise on the remittance of retained earnings relating to subsidiaries, is only made where there is a current intention to remit such earnings.

Deferred tax assets relating to carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

Currently enacted tax rates are used to determine deferred tax.

o Pension obligations

The Group operates a number of defined benefit and defined contribution retirement schemes, the assets of which are held in trustee-administered funds.

Pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the major plans every year. The pension obligations are measured as the present value of the estimated future cash outflows by reference to market yields on high quality corporate bonds, which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognised in the consolidated profit and loss account over the average remaining service lives of employees.

The Group's total contributions to the defined contribution plans are charged to the consolidated profit and loss account in the year to which they relate.

q **Revenue**

Revenue consists of gross inflow of economic benefits associated with a transaction and is recognised when services are performed.

Revenue from hotel ownership comprises amounts earned in respect of services, facilities and goods supplied by the subsidiary hotels.

Revenue from hotel management comprises gross fees earned from the management of all the hotels operated by the Group.

Intra-Group revenue represents elimination of management fees charged to the subsidiary hotels.

r **Derivative financial instruments**

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognised in the balance sheet at cost on the trade date and subsequently are remeasured at their fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives either as a hedge of the fair value of a recognised asset or liability (fair value hedge), or a hedge of a forecast transaction or of a firm commitment (cash flow hedge), or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognised in hedging reserves. Where the forecast transaction or firm commitment results in the recognition of an asset or a liability, the gains and losses previously deferred in hedging reserves are transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserves are transferred to the consolidated profit and loss account and classified as revenue or expense in the same periods during which the hedged firm commitment or forecast transaction affects the consolidated profit and loss account.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39 – Financial Instruments: Recognition and Measurement. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the consolidated profit and loss account.

r Derivative financial instruments *continued*

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in hedging reserves at that time remains in hedging reserves and is transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability, or is recognised in the consolidated profit and loss account when the committed or forecast transaction occurs. However, if a committed or forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserves is immediately transferred to the consolidated profit and loss account.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in exchange reserves; the gain or loss relating to the ineffective portion is recognised immediately in the consolidated profit and loss account. However, where the hedging instrument is not a derivative, all foreign exchange gains and losses arising on the translation of the instrument that hedges such an investment (including any ineffective portion of the hedge) are recognised in exchange reserves.

Mandarin Oriental International Limited
Notes to the financial statements
Prepared in accordance with IFRS

1 REVENUE

	2002 US$m	2001 US$m
Analysis by geographical area		
- Hong Kong and Macau	**122.4**	125.7
- Southeast Asia	**26.8**	25.8
- Europe	**52.4**	43.7
- The Americas	**32.1**	32.7
	233.7	227.9
Analysis by activity		
- Hotel ownership	**222.0**	217.4
- Hotel management	**23.9**	21.5
- Less: Intra-Group revenue	**(12.2)**	(11.0)
	233.7	227.9

The Group considers its primary reporting segment to be geographic. The Group is operated on a worldwide basis in four regions: Hong Kong and Macau, Southeast Asia, Europe and The Americas.

In addition, the Group has two distinct business segments: hotel ownership and hotel management.

2 OPERATING PROFIT

	2002 US$m	2001 US$m
Analysis by geographical area		
- Hong Kong and Macau	**23.9**	18.1
- Southeast Asia	**3.2**	2.4
- Europe	**9.4**	4.6
- The Americas	**3.6**	1.4
	40.1	26.5
Analysis by activity		
- Hotel ownership	**39.3**	33.8
- Hotel management	**0.8**	(7.3)
	40.1	26.5

2 OPERATING PROFIT *continued*

	2002 US$m	2001 US$m
The following items have been (credited)/charged in arriving at operating profit:		
Rental income	(8.2)	(8.1)
Amortisation of goodwill (refer note 7)	1.3	1.2
Depreciation of tangible assets (refer note 8)		
- Owned assets	15.3	15.5
Amortisation of leasehold land payments (refer note 9)	0.4	0.4
Revaluation deficit of tangible fixed assets	-	1.8
Directors' remuneration	2.3	2.3
Operating lease payments	2.3	2.3
Development costs	1.2	4.4
Release of development costs provision	(4.9)	(0.1)
Repairs and maintenance	9.2	11.3
Staff costs		
- Salaries and benefits in kind	83.4	82.0
- Defined benefit pension costs (refer note 12)	2.0	1.3
- Defined contribution pension costs	0.7	0.8
	86.1	84.1

Average number of persons employed by the Company and its subsidiaries during the year:

	2002 Number	2001 Number
Full time	3,049	3,201
Part time	178	168
	3,227	3,369

3 SHARE OF OPERATING RESULTS OF ASSOCIATES AND JOINT VENTURES

	2002 US$m	2001 US$m
Analysis by geographical area		
- Hong Kong and Macau	2.7	2.3
- Southeast Asia	8.5	9.5
- Europe	2.5	1.4
- The Americas	0.7	0.3
	14.4	13.5
Analysis by activity		
- Hotel ownership	13.5	12.7
- Other	0.9	0.8
	14.4	13.5

Share of operating results of associates and joint ventures is stated after charging depreciation of US$6.4 million (2001: US$7.1 million)

4 NET FINANCING CHARGES

	2002 US$m	2001 US$m
Company and subsidiaries		
Interest income	1.1	3.5
Interest expense		
- Bank loans	(17.1)	(21.6)
- Convertible bonds (refer note 16a)	(6.4)	(6.3)
- Finance leases	(1.6)	(1.6)
Fair value losses on non-qualifying hedges	(0.3)	-
Commitment and other fees	(0.6)	(0.3)
	(24.9)	(26.3)
Associates and joint ventures		
Interest expense - bank loans	(4.0)	(4.8)
	(28.9)	(31.1)

5 TAX

	2002 US$m	2001 US$m
Company and subsidiaries		
- Current tax	5.7	4.5
- Deferred tax	(0.1)	(0.5)
Associates and joint ventures		
- Current tax	1.6	1.6
	7.2	5.6
Analysis by geographical area		
- Hong Kong and Macau	4.4	3.1
- Southeast Asia	2.8	2.7
- Europe	(0.1)	(0.4)
- The Americas	0.1	0.2
	7.2	5.6
Analysis by activity		
- Hotel ownership	4.5	3.7
- Hotel management	2.7	1.9
	7.2	5.6
Reconciliation between tax expense and tax at the applicable tax rate:		
Tax on profit at applicable tax rate	5.2	(0.6)
Tax effect of income not taxable	(3.8)	(2.4)
Tax effect of expenses not deductible for tax purposes	1.7	1.0
Current year tax loss not recognised	3.7	7.1
Utilisation of previously unrecognised tax losses	(0.8)	(0.4)
Recognition of previously unrecognised deferred tax assets	(0.8)	(0.5)
Withholding tax	1.4	1.3
Under provision for prior years	0.6	0.1
	7.2	5.6

The applicable tax represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

6. EARNINGS PER SHARE

Basic earnings per share are calculated on the profit after tax and minority interests of US$18.5 million (2001:US$3.6 million) and on the weighted average number of 851.5 million shares (2001: 851.5 million shares) in issue during the year. The weighted average number excludes shares held by the Trustees of the Senior Executive Share Incentive Schemes (refer note 21).

Diluted earnings per share are calculated on the weighted average number of shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year. The convertible bonds are anti-dilutive and therefore are ignored in calculating diluted earnings per share.

	Ordinary shares in millions	
	2002	2001
Weighted average number of shares in issue	**851.5**	851.5
Adjustment for shares deemed to be issued for no consideration	**-**	0.3
Weighted average number of shares for diluted earnings per share	**851.5**	851.8

7 GOODWILL

	2002	2001
	US$m	US$m
Net book value at 1st January	**23.3**	24.5
Amortisation (refer note 2)	**(1.3)**	(1.2)
Net book value at 31st December	**22.0**	23.3
At 31st December		
Cost	**25.2**	25.2
Accumulated amortisation	**(3.2)**	(1.9)
Net book value	**22.0**	23.3

Amortisation of goodwill has been included in administration expenses.

8 TANGIBLE ASSETS

	Freehold land & buildings US$m	Leasehold buildings & improvements US$m	Plant & machinery US$m	Furniture & equipment US$m	Total US$m
2002					
Net book value at 1st January	202.1	234.0	19.7	35.9	491.7
Translation differences	23.4	2.3	0.9	1.3	27.9
Additions	32.2	4.2	2.1	7.4	45.9
Disposals	-	(1.9)	-	(0.2)	(2.1)
Depreciation charge (refer note 2)	-	(3.0)	(2.9)	(9.4)	(15.3)
Net book value at 31st December	**257.7**	**235.6**	**19.8**	**35.0**	**548.1**
Cost or valuation	**257.7**	**306.2**	**44.9**	**119.1**	**727.9**
Accumulated depreciation	**-**	**(70.6)**	**(25.1)**	**(84.1)**	**(179.8)**
	257.7	**235.6**	**19.8**	**35.0**	**548.1**
2001					
Net book value at 1st January	210.4	243.9	18.5	41.0	513.8
Translation differences	(6.9)	(2.3)	0.6	(0.7)	(9.3)
Additions	-	1.3	3.6	5.8	10.7
Disposals	-	(0.1)	-	(0.1)	(0.2)
Depreciation charge (refer note 2)	-	(2.4)	(3.0)	(10.1)	(15.5)
Revaluation deficit	(1.4)	(6.4)	-	-	(7.8)
Net book value at 31st December	202.1	234.0	19.7	35.9	491.7
Cost or valuation	202.1	302.3	42.0	112.6	659.0
Accumulated depreciation	-	(68.3)	(22.3)	(76.7)	(167.3)
	202.1	234.0	19.7	35.9	491.7

Freehold land & buildings include additions in respect of a property under development of US$32.2 million (2001: nil), which are stated net of tax increment financing of US$29.4 million (2001: nil) (refer note 17).

8 TANGIBLE ASSETS *continued*

	2002 US$m	2001 US$m
Leasehold land and buildings include a hotel property held under a finance lease as follows:		
Cost or valuation	**69.2**	69.2
Accumulated depreciation	**-**	-
Net book value	**69.2**	69.2
Analysis of additions by geographical area		
- Hong Kong and Macau	**9.5**	6.2
- Southeast Asia	**1.3**	1.7
- Europe	**1.5**	2.0
- The Americas	**33.6**	0.8
	45.9	10.7
Analysis of additions by activity		
- Hotel ownership	**45.2**	9.5
- Hotel management	**0.7**	1.2
	45.9	10.7
Analysis of depreciation by geographical area		
- Hong Kong and Macau	**8.6**	8.1
- Southeast Asia	**1.4**	1.5
- Europe	**4.2**	4.0
- The Americas	**1.1**	1.9
	15.3	15.5
Analysis of depreciation by activity		
- Hotel ownership	**14.3**	14.6
- Hotel management	**1.0**	0.9
	15.3	15.5

The Group's freehold properties and the building component of leasehold properties were revalued at 31st December 2001 by independent professionally qualified valuers on an open market basis. The Directors have reviewed the carrying values of all properties at 31st December 2002 in consultation with the Group's independent valuers. As a result, the Directors are of the opinion that there has been no material change to those values (2001: net deficit of US$1.8 million to the consolidated profit and loss account, and a net deficit of US$6.0 million to capital reserves).

If the freehold properties and the building component of leasehold properties had been included in the financial statements at cost, the carrying value would have been US$463.3 million (2001: US$396.5 million).

Certain of the hotel properties are pledged as security for bank loans as shown in note 16.

9 LEASEHOLD LAND PAYMENTS

	2002	2001
	US$m	US$m
At 1st January	**187.7**	188.1
Additions	**0.3**	-
Amortisation (refer note 2)	**(0.4)**	(0.4)
At 31st December	**187.6**	187.7

The above represent the upfront payments to acquire long-term interests in property owned by the principal subsidiaries listed on page 35.

10 ASSOCIATES AND JOINT VENTURES

Listed investment in The Oriental Hotel (Thailand) PCL	**49.9**	47.8
Unlisted investments in other associates	**128.0**	120.4
Group share of attributable net assets of associates	**177.9**	168.2
Joint ventures (see below)	**70.2**	54.0
Amounts due from joint ventures	**30.0**	-
	278.1	222.2
Market value of listed investment in The Oriental Hotel (Thailand) PCL	**48.9**	28.1

The Group's share of attributable net assets of unlisted associates at 31st December 2002 includes goodwill of US$2.7 million (2001: US$2.8 million), net of accumulated amortisation of US$0.4 million (2001: US$0.3 million).

The Directors are satisfied that there is no impairment in the carrying value of the listed investment notwithstanding the lower stock market valuation at the year end.

The land and buildings owned by associates and joint ventures were revalued at 31st December 2001 by independent professionally qualified valuers on an open market basis. The Directors have reviewed the carrying values of all operating properties owned by associates and joint ventures at 31st December 2002 in consultation with the Group's independent valuers. The Directors are of the opinion that there has been no material change to those values (2001: net deficit of US$2.6 million to capital reserves and net credit of US$1.9 million to the consolidated profit and loss account).

The Group's share of assets and liabilities and results of joint ventures is summarised below:

Non-current assets	**100.6**	69.6
Current assets	**3.1**	2.9
Current liabilities	**(3.3)**	(3.2)
Non-current liabilities	**(30.2)**	(15.3)
	70.2	54.0
Revenue	**11.9**	11.5
Profit before tax	**2.0**	1.7
Profit after tax	**2.0**	1.7
Net profit	**2.0**	1.7
Capital commitments	**53.6**	96.5
Contingent liabilities	**-**	-

The capital commitment of US$53.6 million (2001: US$96.5 million) relates to the construction of Mandarin Oriental, New York, in which the Group has a 50% interest.

11 OTHER INVESTMENTS

	2002 US$m	2001 US$m
12.6% interest in Turnberry Isle Resort & Club	**11.3**	11.3
Bonds - 4.17% due 24th September 2008	**10.9**	8.7
Others	**4.1**	3.5
	26.3	23.5
Movements for the year		
At 1st January	**23.5**	22.3
Translation differences	**1.8**	(0.5)
Additions	**0.5**	1.5
Changes in fair value	**0.5**	0.2
At 31st December	**26.3**	23.5

12 PENSION PLANS

The Group has a number of defined benefit pension plans, covering all the main territories in which it operates with the major plans relating to employees in Hong Kong and South East Asia. Most of the pension plans are final salary defined benefit plans and are funded. The assets of the funded plans are held independently of the Group's assets in separate trustee administered funds. The Group's major plans are valued by independent actuaries annually using the projected unit credit method.

The amounts recognised in the consolidated balance sheet are as follows:

	2002	2001
Fair value of plan assets	**42.6**	47.0
Present value of funded obligations	**(38.3)**	(33.0)
Unrecognised actuarial losses/(gains)	**9.2**	(0.7)
Unrecognised past service costs	**(0.3)**	(0.3)
Net pension assets	**13.2**	13.0
Analysis of net pension assets		
Pension assets	**14.0**	13.8
Pension liabilities	**(0.8)**	(0.8)
	13.2	13.0
Movements for the year		
At 1st January	**13.0**	12.4
Expense recognised in the consolidated profit and loss account (refer to note 2)	**(2.0)**	(1.3)
Contributions paid	**2.2**	1.9
At 31st December	**13.2**	13.0

12 PENSION PLANS *continued*

The expense recognised in the consolidated profit and loss account is as follows:

	2002	2001
	US$m	US$m
Current service cost	**3.1**	3.1
Interest cost	**2.4**	2.3
Expected return on plan assets	**(3.5)**	(3.7)
Net actuarial gains recognised	**-**	(0.4)
	2.0	1.3
Actual losses on plan assets	**(4.3)**	(4.9)

The principal actuarial assumptions used for accounting purposes at 31st December are as follows:

	2002	2001
	%	%
Discount rate applied to pension obligations	**6.0**	7.5
Expected return on plan assets	**7.0**	7.0
Future salary increases	**6.0**	6.0

13 DEFERRED TAX

	Accelerated tax depreciation US$m	Property revaluation US$m	Unremitted earnings in associates & joint ventures US$m	Other temporary differences US$m	Losses US$m	Total US$m
2002						
At 1st January	2.6	5.3	1.0	1.3	(2.9)	7.3
Translation differences	-	0.7	-	-	-	0.7
Charged/(credited) to consolidated profit and loss account	0.6	-	-	0.1	(0.8)	(0.1)
At 31st December	**3.2**	**6.0**	**1.0**	**1.4**	**(3.7)**	**7.9**
2001						
At 1st January	2.6	7.9	1.0	1.3	(2.0)	10.8
Translation differences	-	(0.6)	-	-	(0.4)	(1.0)
Credited to consolidated profit and loss account	-	-	-	-	(0.5)	(0.5)
Credited to reserves	-	(2.0)	-	-	-	(2.0)
At 31st December	2.6	5.3	1.0	1.3	(2.9)	7.3

	2002 US$m	2001 US$m
Deferred tax assets	**(3.7)**	(2.9)
Deferred tax liabilities	**11.6**	10.2
	7.9	7.3

Deferred tax assets of US$23.7 million (2001: US$18.9 million) have not been recognised in relation to tax losses in subsidiaries as it is uncertain when these losses will be utilised.

Expiry dates for deferred tax assets not recognised in relation to tax losses:		
Within one year	**0.2**	0.2
Between two and five years	**2.2**	0.7
Over five years	**8.4**	5.6
With no expiry dates	**12.9**	12.4
	23.7	18.9

Deferred tax liabilities have not been established for withholding taxes that would be payable on the unremitted earnings of certain subsidiaries as there is no current intention of remitting the retained earnings to the holding companies. Such unremitted earnings totalled US$7.6 million as at 31st December 2002 (2001: US$7.6 million).

14 DEBTORS AND PREPAYMENTS

	2002 US$m	2001 US$m
Trade debtors	**13.3**	12.9
Provision for doubtful debts	**(0.9)**	(1.2)
Trade debtors - net	**12.4**	11.7
Other debtors	**13.7**	13.4
Prepayments	**6.4**	5.8
Amounts due from associates and joint ventures	**3.4**	2.9
Rental and other deposits	**0.9**	0.9
	36.8	34.7

15 CREDITORS AND ACCRUALS

	2002 US$m	2001 US$m
Trade creditors	**14.6**	13.0
Accruals	**33.9**	23.3
Deposits accepted	**3.8**	2.8
Other creditors	**0.7**	0.6
	53.0	39.7

16 BORROWINGS

	2002 Carrying amount US$m	2002 Fair value US$m	2001 Carrying amount US$m	2001 Fair value US$m
Current				
- Bank overdrafts	**0.1**	**0.1**	0.6	0.6
- Other bank advances	**-**	**-**	1.8	1.8
	0.1	**0.1**	2.4	2.4
Current portion of long-term borrowings				
- Bank loans	**7.9**	**8.8**	0.5	0.5
	8.0	**8.9**	2.9	2.9
Long-term borrowings				
- Bank loans	**400.7**	**401.6**	369.0	369.5
- Convertible bonds (refer note 16a)	**72.7**	**82.1**	71.4	77.4
- Finance lease (refer note 16b)	**7.9**	**7.9**	7.7	7.7
- Tax increment financing (refer note 17)	**1.7**	**1.7**	-	-
	483.0	**493.3**	448.1	454.6
	491.0	**502.2**	451.0	457.5

	2002 US$m	2001 US$m
Secured	**371.0**	357.3
Unsecured	**120.0**	93.7
	491.0	451.0

Due dates of repayment		
Within one year	**8.0**	2.9
Between one and two years	**9.5**	7.1
Between two and three years	**85.7**	8.5
Between three and four years	**190.2**	81.5
Between four and five years	**0.8**	159.3
Beyond five years	**196.8**	191.7
	491.0	451.0

16 BORROWINGS *continued*

	Fixed rate borrowings				
	Weighted average interest rates %	Weighted average period Years	US$m	Floating rate borrowings US$m	Total US$m
2002					
Euro	5.8	5.7	14.2	-	**14.2**
Hong Kong Dollar	3.8	0.7	64.1	172.6	**236.7**
Swiss Franc	4.2	5.8	11.9	-	**11.9**
United Kingdom Sterling	5.6	3.3	27.6	83.0	**110.6**
United States Dollar	7.2	14.6	74.5	43.1	**117.6**
			192.3	**298.7**	**491.0**
2001					
Deutschmark	5.8	6.7	12.5	-	12.5
Hong Kong Dollar	4.1	1.7	64.1	171.7	235.8
Swiss Franc	4.2	6.8	9.6	-	9.6
United Kingdom Sterling	5.3	-	-	100.1	100.1
United States Dollar	8.4	15.6	79.2	13.8	93.0
			165.4	285.6	451.0

Borrowings of US$371.0 million (2001 : US$357.3 million) are secured against the fixed assets of certain subsidiaries. The book value of these fixed assets as at 31st December 2002 was US$597.5 million (2001: US$570.7 million).

The weighted average interest rates and period are stated after taking account of hedging transactions (refer note 26).

a) Convertible bonds

6.75% convertible bonds are due in 2005 and convertible up to and including 23rd February 2005 into fully paid ordinary shares of the Company at an initial conversion price of US$0.671 per ordinary share. The fair values of the liability component and equity conversion component are determined on issue of the bond. The fair value of the liability component, included in long-term borrowings, is calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity conversion component, is included in shareholders' equity in revenue and other reserves. In subsequent periods, the liability component continues to be presented on the amortised cost basis, until extinguished on conversion or maturity of the bonds. The equity conversion component is determined on issue of the bonds and is not changed in subsequent periods.

16 BORROWINGS continued

a) Convertible bonds *continued*

The convertible bonds are recognised in the consolidated balance sheet as follows:

	2002 US$m	2001 US$m
At 1st January	71.4	70.2
Interest expense (refer note 4)	6.4	6.3
Interest paid	(5.1)	(5.1)
Liability component at 31st December	72.7	71.4

Interest on the bond is calculated on the effective yield basis by applying the coupon interest rate of 8.25% for an equivalent non-convertible bond to the liability component of the convertible bonds.

b) Finance lease

Minimum lease payments		
Within one year	1.4	1.4
Between two and five years	6.1	5.9
Beyond five years	319.4	321.0
	326.9	328.3
Less: Future finance charges on finance lease	(319.0)	(320.6)
Present value of finance lease liabilities	7.9	7.7
The present value of finance lease liabilities may be analysed as follows:		
Within one year	-	-
Between two and five years	0.3	0.3
Beyond five years	7.6	7.4
	7.9	7.7

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

17 TAX INCREMENT FINANCING

At 1st January	-	-
Drawdown	31.1	-
At 31st December	31.1	-
Loan (refer note 16)	1.7	-
Netted off against additions in respect of a property under development (refer note 8)	29.4	-
	31.1	-

In relation to the Mandarin Oriental, Washington DC, a development agreement was entered into with the District of Columbia ("District"), United States of America by one of the Group's subsidiaries, pursuant to which the District agreed to provide certain funds to the subsidiary out of the net proceeds obtained through the issuance and sale of certain tax increment financing bonds ("TIF Bonds") for the development and construction of a 400 room luxury hotel.

On 10th April 2002, the District issued and sold the TIF Bonds and the net proceeds from such sale, which were then available to the subsidiary, were US$34.5 million. Of this amount, US$31.1 million was contributed in 2002 towards payment of certain eligible development costs, including US$1.7 million issued in the form of a loan from the District, bearing simple interest at an annual rate of 6.025%. The principal amount of the loan plus all interest accrued will be due on the earlier of 10th April 2017 or the date of consummation of the first sale of the hotel.

The receipt of the TIF Bonds of US$29.4 million (2001: nil) has been treated as a government grant and netted off against additions to freehold land and buildings (refer note 8). The loan of US$1.7 million (2001: nil) is included in long-term borrowings (refer note 16).

18 SEGMENT INFORMATION

Analysis by geographical area

2002	**Segment assets US$m**	**Associates and joint ventures US$m**	**Segment liabilities US$m**
Hong Kong and Macau	**373.5**	**20.8**	**(25.0)**
Southeast Asia	**42.5**	**101.9**	**(4.6)**
Europe	**253.1**	**26.8**	**(10.3)**
The Americas	**141.8**	**128.6**	**(19.3)**
Segment assets/(liabilities)	**810.9**	**278.1**	**(59.2)**
Unallocated assets/(liabilities)	**95.9**	**-**	**(509.1)**
	906.8	**278.1**	**(568.3)**

2001			
Hong Kong and Macau	373.5	20.6	(24.8)
Southeast Asia	39.5	95.5	(3.6)
Europe	228.9	22.5	(5.3)
The Americas	112.3	83.6	(11.4)
Segment assets/(liabilities)	754.2	222.2	(45.1)
Unallocated assets/(liabilities)	105.6	-	(465.9)
	859.8	222.2	(511.0)

Associates and joint ventures include the Group's share of attributable net assets and unamortised goodwill on acquisition. Unallocated assets and liabilities comprise other investments, tax assets and liabilities, cash and cash equivalents and borrowings.

Analysis by activity
Substantially all of the net assets of the Group are employed in hotel ownership.

19 SHARE CAPITAL

	Ordinary shares in millions **2002**	Ordinary shares in millions 2001	**2002 US$m**	2001 US$m
Authorised				
Shares of US¢5 each	**1,500.0**	1,500.0	**75.0**	75.0
Issued and fully paid				
At 1st January	**882.1**	885.5	**44.1**	44.3
Repurchase of shares under share incentive schemes	**-**	(5.7)	**-**	(0.3)
Issued under share incentive schemes	**2.0**	2.3	**0.1**	0.1
At 31st December	**884.1**	882.1	**44.2**	44.1
Outstanding under share incentive schemes	**(32.6)**	(30.6)	**(1.6)**	(1.5)
At 31st December	**851.5**	851.5	**42.6**	42.6

20 SHARE PREMIUM

	2002 US$m	2001 US$m
At 1st January	**109.2**	112.5
Repurchase of shares under share incentive schemes	-	(4.5)
Issued under share incentive schemes	**0.8**	1.2
At 31st December	**110.0**	109.2
Outstanding under share incentive schemes	**(21.3)**	(20.5)
At 31st December	**88.7**	88.7

21 SENIOR EXECUTIVE SHARE INCENTIVE SCHEMES

The Senior Executive Share Incentive Schemes were set up in order to provide selected executives with options to purchase ordinary shares in the Company. Under the Schemes, ordinary shares are issued to the Trustee of the Schemes, Mandarin Oriental Trustees Limited, a wholly-owned subsidiary which holds the ordinary shares until the options are exercised. Ordinary shares are issued at prices based on the average closing price for the five trading days immediately preceding the date of grant of the options. The options are exercisable for up to 10 years following the date of grant.

As the shares issued under the Schemes are held on trust by a wholly-owned subsidiary, for presentation purposes they are netted off the Company's share capital in the consolidated balance sheet (refer note 19), and the premium attached to them is netted off the share premium account (refer note 20).

Movements for the year

	Ordinary shares in millions			
	2002	2001	**2002 US$m**	2001 US$m
At 1st January	**30.6**	34.0	**22.0**	25.5
Granted	**2.0**	2.3	**0.9**	1.3
Repurchase of shares	-	(5.7)	-	(4.8)
At 31st December	**32.6**	30.6	**22.9**	22.0

Outstanding at 31st December

Expiry date	Exercise price US$	Ordinary shares in millions 2002	2001
2002	0.9	-	0.2
2003	1.1	0.3	0.3
2004	1.3-1.4	0.5	0.5
2005	1.2	0.8	0.8
2006	1.4	1.0	1.0
2007	1.2	0.3	0.3
2008	0.5-0.8	6.6	6.6
2009	0.6-0.8	4.1	4.3
2010	0.5-0.7	7.8	9.2
2011	0.6	2.2	2.2
2012	0.4-0.5	2.1	-
Unallocated		6.9	5.2
		32.6	30.6

22 REVENUE AND OTHER RESERVES

	Revenue reserves US$m	Capital reserves US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2002					
At 1st January 2002	197.5	376.5	(4.6)	(135.4)	434.0
Net exchange translation differences					
- amounts arising in year	-	-	-	22.4	22.4
Fair value gains on financial assets	0.5	-	-	-	0.5
Cash flow hedges - fair value losses	-	-	(1.0)	-	(1.0)
Profit after tax and minority interests	18.5	-	-	-	18.5
At 31st December 2002	**216.5**	**376.5**	**(5.6)**	**(113.0)**	**474.4**
Of which :					
- Company	**62.4**	**4.6**	-	-	**67.0**
- Associates and joint ventures	**(7.9)**	**96.1**	**(0.6)**	**(76.8)**	**10.8**
2001					
At 1st January 2001	205.2	382.6	(2.6)	(126.5)	458.7
Property revaluation					
- net revaluation deficit	-	(7.8)	-	-	(7.8)
- deferred tax	-	1.7	-	-	1.7
Net exchange translation differences					
- amounts arising in year	-	-	-	(8.9)	(8.9)
Fair value gains on financial assets	0.2	-	-	-	0.2
Cash flow hedges - fair value losses	-	-	(2.0)	-	(2.0)
Profit after tax and minority interests	3.6	-	-	-	3.6
Dividends (refer note 24)	(11.5)	-	-	-	(11.5)
At 31st December 2001	197.5	376.5	(4.6)	(135.4)	434.0
Of which :					
- Company	56.5	4.6	-	-	61.1
- Associates and joint ventures	(11.4)	96.1	-	(85.9)	(1.2)

Revenue reserves include US$1.1 million of fair value gains in respect of financial assets (2001: gains of US$0.6 million).

Capital reserves include property revaluation reserves of US$118.0 million net of attributable deferred tax of US$22.6 million (2001: US$118.0 million net of attributable deferred tax of US$22.6 million).

23 MINORITY INTERESTS

	2002 US$m	2001 US$m
At 1st January	**5.7**	7.1
Net exchange translation differences	**0.8**	(0.6)
Capital contribution	**5.0**	0.1
Change in holding	**(0.5)**	-
Attributable losses less dividends	**(0.1)**	(0.3)
Property revaluation	**-**	(0.8)
Deferred tax on revaluation	**-**	0.2
At 31st December	**10.9**	5.7

24 DIVIDENDS

	2002	2001
No final dividend in respect of 2001 (2000:US¢0.85 per share)	**-**	7.2
No interim dividend in respect of 2002 (2001:US¢0.50 per share)	**-**	4.3
	-	11.5

No final dividend in respect of 2002 (2001: nil) is proposed.

25 NOTES TO CONSOLIDATED CASH FLOW STATEMENT

a) Non-cash items

	2002	2001
Release of development costs provision	**(4.9)**	(0.1)
Deficit on revaluation of properties	**-**	1.8
Other	**(0.1)**	(0.7)
	(5.0)	1.0

b) Decrease/(Increase) in working capital

	2002	2001
Decrease in stocks	**0.6**	-
(Increase)/Decrease in debtors and prepayments	**(2.1)**	6.5
Increase/(Decrease) in creditors and accruals	**4.3**	(8.2)
	2.8	(1.7)

c) Increase in investments in and loans to associates and joint ventures includes the Group's investment in Mandarin Oriental, New York, Mandarin Oriental, Miami and Mandarin Oriental, Kuala Lumpur.

d) Analysis of cash and cash equivalents

	2002	2001
Cash at bank	**65.9**	79.2
Bank overdrafts	**(0.1)**	(0.6)
	65.8	78.6

The weighted average effective interest rate on short-term bank deposits included in cash at bank was 1.8% (2001: 1.5%).

26 FINANCIAL INSTRUMENTS

The Group manages its exposure to financial risks using a variety of techniques and instruments. Entering into speculative transactions is specifically prohibited.

Foreign exchange risk
Material foreign currency transaction exposures are covered by forward contracts and options.

Interest rate risk
The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps and caps. 58% of Group borrowings (2001: 49%) are either fixed rate or hedged by qualifying interest rate swaps and caps.

Funding risk
The Group's ability to fund its existing and prospective debt requirements is managed by maintaining adequate cash or adequate committed funding lines from high quality lenders.

Counterparty risk
The Group's ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Fair values
The fair value of listed investments is based on market prices. Unlisted investments have been valued by reference to the market prices of the underlying investments, discounted for their lower liquidity or by reference to the current market value of similar investments or by reference to the discounted cash flows of the underlying net assets.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows.

The fair values of debtors, bank balances, creditors and accruals and floating rate borrowings are assumed to approximate their carrying amount due to short-term maturities of these assets and liabilities. An estimate is made for doubtful debts based on review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

The fair values of fixed rate borrowings are estimated using the expected future payments discounted at market interest rates.

The fair values of derivative financial instruments at 31st December are as follows:

	2002 Negative fair value	2001 Negative fair value
Interest rate swaps and caps - designated as cash flow hedges	**US$m**	US$m
At 1st January	**4.6**	2.6
Translation difference	**0.1**	-
Changes in fair value in the year	**0.7**	2.0
At 31st December	**5.4**	4.6

The notional principal amounts of the outstanding derivative financial instruments at 31st December 2002 were US$292.3 million (2001: US$148.0 million).

The due dates of outstanding derivative financial instruments at 31st December were as follows:

	2002	2001
	US$m	US$m
- Within one year	**64.1**	64.2
- Between two and five years	**172.4**	64.2
- Over five years	**55.8**	19.6
	292.3	148.0

At 31st December 2002, the fixed interest rates relating to interest rate swaps ranged from 4.2% to 7.3% (2001: 4.2% to 7.3%).

27 COMMITMENTS

	2002 US$m	2001 US$m
Capital commitments:		
Authorised not contracted	**108.2**	25.9
Contracted not provided	**1.7**	0.8
	109.9	26.7
Operating lease commitments:		
The future aggregate minimum lease payments under non-cancellable operating leases are as follows:		
Within one year	**2.5**	2.1
Between two and five years	**10.7**	8.6
Over five years	**458.0**	460.3
	471.2	471.0

28 CONTINGENT LIABILITY

The 251 room Mandarin Oriental, New York is currently under construction as part of the development of the new AOL-Time Warner Center located at the southwest corner of Central Park in Manhattan. The overall development project is currently being financed by a construction loan in respect of which the Group has provided a guarantee of US$64.5 million (2001: US$64.5 million).

29 RELATED PARTY TRANSACTIONS

The parent company of the Group is Jardine Strategic Holdings Limited and the ultimate holding company of the is Jardine Matheson Holdings Limited. Both companies are incorporated in Bermuda.

In the normal course of business the Group undertakes on an arms' length basis a variety of transactions with its associates and with Jardine Matheson Holdings Limited and its subsidiaries and associates. In addition, the Group paid a management fee of US$0.1 million (2001: US$0.1 million) to Jardine Matheson Limited, being a fee of 0.5% of the Group's net profit after tax and minority interests in consideration for certain management consultancy services provided by Jardine Matheson Limited.

During 2002, the Group managed eight associate and joint venture hotels and received management fees based on long-term management agreements on normal commercial terms.

30 SUMMARISED BALANCE SHEET OF THE COMPANY

Included below is certain summarised balance sheet information of the Company disclosed in accordance with Bermuda Law :

	2002	2001
Subsidiaries at cost	**295.8**	287.9
Net current liabilities	**(1.9)**	(2.1)
Long-term borrowings	**(72.7)**	(71.4)
Net operating assets	**221.2**	214.4
Share capital (refer note 19)	**44.2**	44.1
Share premium (refer note 20)	**110.0**	109.2
Revenue reserves (refer note 22)	**62.4**	56.5
Other reserves (refer note 22)	**4.6**	4.6
Shareholders' funds	**221.2**	214.4

PRINCIPAL SUBSIDIARIES, ASSOCIATES, JOINT VENTURES AND MANAGED HOTELS
As at 31st December 2002

Principal country	Company Name	Main activities	Attributable interest % 2002	2001	Issued share capital	Hotel profile
SUBSIDIARIES						
Hong Kong	Mandarin Oriental Hotel Group International Limited	Management	100	100	US$12,000	-
Hong Kong	Mandarin Oriental Hotel Group Limited	Management	100	100	HK$60,000,000	-
Hong Kong	Mandarin Oriental, Hong Kong Limited	Owner : Mandarin Oriental, Hong Kong	100	100	HK$33,000,000	541 rooms. Lease expiry 2895
	Excelsior Hotel (BVI) Limited	Owner: The Excelsior, Hong Kong	100	100	US$100	884 rooms. Lease expiry 2842
United Kingdom	Mandarin Oriental Hyde Park Limited	Owner : Mandarin Oriental Hyde Park, London	100	100	GBP 4,493,484 GBP 1,578,791 *(note 1)*	200 rooms. Freehold
Germany	Dinavest International Holdings B.V..	Owner: Mandarin Oriental, Munich	100	100	DM 100,000	73 rooms. Freehold
United States	Mark Hotel Investors, L.P.	Owner: The Mark, New York	98.7	96.5	-	177 rooms. Lease expiry 2131
Philippines	Manila Mandarin Hotel Incorporated	Owner : Mandarin Oriental, Manila	96.2	96.2	Peso 288,918,400	448 rooms. Lease expiry 2026
United States	Portal Hotels Site LLC	Development of Mandarin Oriental, Washington DC	80	-	-	To be complete in early 2004
Indonesia	P.T. Jaya Mandarin Agung	Owner : Mandarin Oriental, Jakarta	60.5	60.5	Rup 8,196,250,000	419 rooms. Lease expiry 2023
ASSOCIATES						
Singapore	Marina Bay Hotel Private Limited	Owner : The Oriental, Singapore	50	50	S$141,500,000	527 rooms. Lease expiry 2079
Thailand	The Oriental Hotel (Thailand) PCL	Owner : The Oriental, Bangkok	44.9	44.9	Baht 160,000,000	393 rooms. Various freehold/leasehold
Switzerland	Société Immobilère de Mandarin Oriental Hôtel du Rhône SA	Owner: Mandarin Oriental Hotel du Rhone, Geneva	42.6	42.6	CHF 6,800,000	192 rooms. Lease expiry 2040
	Société pour l'Exploitation de Mandarin Oriental Hôtel du Rhône SA		50	50	CHF10,800,000	-
United States	Kahala Hotel Associates Limited Partnership	Owner : Kahala Mandarin Oriental, Hawaii	40	40	-	364 rooms. Lease expiry 2043
Malaysia	Asas Klasik Sdn Bhd	Owner : Mandarin Oriental, Kuala Lumpur	25	25	RM 130,000,000	632 rooms. Freehold
Indonesia	P.T. Sekman Wisata	Owner : Hotel Majapahit, Surabaya	25	25	Rup 28,252,000,000	150 rooms. Lease expiry 2008
United States	Swire Brickell Key Hotel Limited	Owner: Mandarin Oriental, Miami	25	25	-	329 rooms. Freehold
Thailand	Chaophaya Development Corporation Limited	Owner : River City Shopping Complex	49	49	Baht 120,000,000	-
JOINT VENTURES						
Macau	Excelsior Hoteis E Investimentos Limitada	Owner : Mandarin Oriental, Macau	50	50	Ptc 20,000,000	435 rooms. Lease expiry 2032 *(note 2)*
United States	Columbus Centre Hotel LLC	Development of Mandarin Oriental, New York	50	50	-	To be complete in late 2003
MANAGED HOTELS						
United States		Turnberry Isle Resort & Club, Florida	12.6	12.6	-	392 rooms
United States		Mandarin Oriental, San Francisco	-	-	-	158 rooms
Bermuda		Elbow Beach, Bermuda	-	-	-	244 rooms

Note
1. Preference shares
2 Including a renewal option of 25 years exercisable in 2007

news release

Mandarin Oriental International Limited
Jardine House, 33-35 Reid Street
Hamilton HM EX, Bermuda

MANDARIN ORIENTAL
THE HOTEL GROUP

To: Business Editor

25th February 2003
For immediate release

The following announcement was today issued to the London Stock Exchange.

MANDARIN ORIENTAL INTERNATIONAL LIMITED
2002 PRELIMINARY ANNOUNCEMENT OF RESULTS

Highlights

- Profits improve as occupancy levels recover
- Room rates suffer from weak global economy
- New York and Washington developments on schedule
- New luxury hotel planned for Hong Kong

"The luxury hotel industry continues to face considerable challenges, and no early recovery in room rates can be expected so long as global uncertainty persists. At the same time, the pre-opening expenses of the two new US hotels will negatively affect the Group's results in 2003, particularly in the second half of the year. Our investment programme, combined with the effect of an upturn in the economy, will benefit Mandarin Oriental over the longer-term."

Simon Keswick, *Chairman*
25th February 2003

Results

Prepared in accordance with IFRS as modified by revaluation of leasehold properties*	Year ended 31st December **2002** US$m	2001 US$m	Change %
Combined total revenue of hotels under management	**547.5**	527.9	+4
Profit before interest and tax	**55.3**	40.7	+36
Profit after tax and minority interests	**19.3**	4.3	+349
	US¢	US¢	%
Earnings per share	**2.27**	0.50	+354
Dividends per share	-	0.50	–100
	US$	US$	%
Net asset value per share	**1.09**	1.05	+4

* The Group's financial statements are prepared under International Financial Reporting Standards ('IFRS') which do not permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties in addition to the IFRS financial statements. The figures included in the above summary, the Chairman's Statement and Chief Executive's Review are based on this supplementary financial information unless otherwise stated.

- more -

MANDARIN ORIENTAL INTERNATIONAL LIMITED

PRELIMINARY ANNOUNCEMENT OF RESULTS
FOR THE YEAR ENDED 31ST DECEMBER 2002

In 2002, Mandarin Oriental recovered somewhat from the depressed conditions prevailing at the end of the previous year as occupancy levels in most of its key markets improved. Average room rates, however, continued to suffer from the prevailing weakness in the global economy. Against this challenging environment, most of the Group's hotels did well to maintain or improve their competitive position in their local market while at the same time carefully managing their costs.

The Group hotels that have opened or re-opened over recent years have achieved notable success in 2002. In London, Mandarin Oriental Hyde Park markedly improved its competitive position, with the Group's earnings benefiting from an increase in contribution. In Kuala Lumpur and Miami, the Group's hotels have established market-leading positions that have been recognised by industry awards.

PERFORMANCE

The consolidated profit before interest and tax for the year ended 31st December 2002 was US$55 million, an increase of US$15 million from 2001. This result included a US$5 million write-back of development costs for Mandarin Oriental, Washington D.C. following the decision to proceed with the project in February 2002. The Group also benefited from reduced financing charges due to lower interest rates, which offset the effect of the overall increase in net borrowings required to fund development projects. Consolidated profit after tax and minority interests was US$19 million, compared with US$4 million in the previous year. Earnings per share were US¢2.27, compared with US¢0.50 in 2001.

A Directors' review of the valuation of the Group's hotel properties at the end of 2002, in consultation with its independent valuers, indicated no material changes to the values recorded at the end of 2001 when a full independent valuation was undertaken. Net debt was 46% of shareholders' funds, compared with 42% at the prior year-end. Assuming conversion of the convertible bonds, net debt would be 35% of shareholders' funds.

In view of the continued global uncertainty and the Group's current investment programme, the Directors are not recommending a dividend be paid. No final dividend was paid in 2001.

DEVELOPMENTS

Mandarin Oriental remains committed to its long-term strategy of consolidating its position as one of the best global luxury hotel groups. Significant progress has been made toward completion of the Group's current investment programme. Construction of a new 251-room hotel in New York at the southwest corner of Central Park continues with a scheduled opening in late 2003. Construction is also well under way on the Group's 400-room hotel in Washington D.C. with completion anticipated in spring 2004. Planning for a 171-room hotel in Tokyo, which the Group will operate under a long-term lease, is proceeding well and completion of the hotel is currently scheduled for 2006.

Mandarin Oriental continues to review other opportunities in significant destinations around the world. The Group has announced it will manage under a long-term agreement a new 118-room hotel to be developed in Hong Kong's pre-eminent luxury mixed-use development, The Landmark complex, located in the Central District of Hong Kong. This new hotel will serve a niche luxury sector and will complement the Group's existing flagship, Mandarin Oriental, Hong Kong.

OUTLOOK

In conclusion, the Chairman, Simon Keswick said, "The luxury hotel industry continues to face considerable challenges, and no early recovery in room rates can be expected so long as global uncertainty persists. At the same time, the pre-opening expenses of the two new US hotels will negatively affect the Group's results in 2003, particularly in the second half of the year. Our investment programme, combined with the effect of an upturn in the economy, will benefit Mandarin Oriental over the longer-term."

CHIEF EXECUTIVE'S REVIEW

OVERVIEW

The Group experienced a rebound in overall results in 2002 compared with the previous year, as occupancy levels recovered from the significant decline in the last quarter of 2001. Business conditions remained challenging with significant pressure on rates, and, in response, the Group introduced successful marketing initiatives and implemented cost containment measures at both the hotel and the corporate level. At the same time, we continued to delight our guests, and we have been awarded with some of the industry's highest accolades. Our proactive management resulted in the majority of our hotels improving their position relative to competition in their local market places.

The Group is also on track with its development programme, with new hotel openings in New York (late 2003); Washington D.C. (spring 2004); and Tokyo (2006). We have also announced that we will manage a new 118-room luxury hotel in the centre of Hong Kong, opening in 2005.

PERFORMANCE IN 2002

Set out below is a review of the performance of the Group in 2002, with reference to the following strategic objectives:

- Consolidate our position as one of the best global luxury hotel groups
- Improve our competitive position in each market
- Increase the number of rooms under operation to 10,000
- Leverage fully our corporate core competencies
- Ensure a strong cashflow and balance sheet

(1) Consolidate our position as one of the best global luxury hotel groups

In 2002 we continued to make significant progress towards achieving our vision to be recognised as one of the top global luxury hotel groups, operating at least 10,000 rooms in major business centres and key leisure destinations worldwide.

Mandarin Oriental's strong brand has always attracted a premium due to the excellence of its products and services. We continue to concentrate on differentiating our Group to

ensure that we address the needs of our guests, thereby enabling us to generate superior returns over time. We introduced a number of initiatives in 2002 that placed particular emphasis on the value of our oriental heritage in all areas of operations including our service approach around the world, our food and beverage expertise and our highly successful spa concepts.

Once again in 2002, our hotels have received a record breaking number of awards from respected publications and associations in recognition of service excellence. In December, after just two years of operation, Mandarin Oriental was the only hotel in Miami to be awarded the American Automobile Association's Five Diamond award for both the property and its signature restaurant, *Azul.* In San Francisco, our hotel has retained its Mobil Five Star award in difficult market conditions. Mandarin Oriental Hyde Park, London was informed in January 2003 that it had retained the Michelin Star first awarded in 2002 for its fine dining restaurant, *Foliage.* In Geneva, Mandarin Oriental Hotel du Rhone's restaurant, *Neptune*, has also retained its Michelin Star. In Hawaii, Kahala Mandarin Oriental has also achieved the American Automobile Association's Five Diamond status and its spa suites, which opened in October 2002, have been designated the best new hotel spa in the US by the American Express *Departures* magazine in the January 2003 issue.

The Group is committed to delighting its guests consistently, and as such, established policies are in place to ensure each hotel focuses on the importance of recruitment, training, regular monitoring, communication and recognition of all our colleagues.

(2) Improve our competitive position in each market

During 2002, the majority of our hotels enhanced their leadership positions in each respective marketplace as a result of the gradual recovery of occupancy levels over the year. In Asia, declining average rates, which affected most markets towards the end of 2001, stabilised during the year. In addition, we did well to hold average rates steady in most of our properties in Europe and The Americas.

- more -

The highlights of each region are as follows:

Asia

Mandarin Oriental, Hong Kong increased its occupancy from 61% to 69%, primarily due to an improved performance in the second half of the year compared with the second half of 2001. However, this improvement was offset by a decrease in average room rates, which fell 11% due to the economic slowdown, particularly as it affected the financial services sector. Food & beverage revenues were also down by 9%. Despite the fall in revenue, earnings were only marginally down compared with 2001 due to careful cost containment.

At The Excelsior, occupancy also increased from 77% to 84% due to improved corporate demand together with a continuing increase in the business from Mainland China, which now accounts for more than 13% of rooms occupied. The hotel achieved an overall improvement in revenue per available room of 4%, despite a 4% decline in average room rates. Food & beverage revenues fell by 9% due to weakening demand resulting from local economic uncertainty. The hotel continues to perform well against its competition.

In Manila, the revenue per available room fell by 9% as a result of the continuing decline in arrivals from Europe and the Americas, however occupancy increased to 76% primarily due to domestic travel. In Jakarta, the hotel maintained its competitive position with rates declining marginally, while occupancy showed some improvement despite a decline in the months following the terrorist attack in Bali.

In Singapore, conditions continued to be weak with a 10% decline in rates, although the hotel achieved marginally improved occupancy levels. Similarly, results in Macau continued to be negatively affected by the slow economy, with lower corporate business only offset by the increase in business from Mainland China.

The hotels in Bangkok and Kuala Lumpur both continued to perform at levels significantly above their competitors while improving their results over 2001. Occupancy levels recovered in Bangkok, although rates fell marginally reflecting a more regional market mix. Performance in Kuala Lumpur showed significant improvement for the third consecutive year with an occupancy of 81% in 2002, up from 75% in the previous year,

and a 13% increase in average room rates despite the fact that the market continues to be significantly oversupplied.

Europe

In Europe, the Group's results showed a notable improvement. In its second year of operation after reopening, the hotel in London increased its occupancy from 62% to 74%, despite the overall decline in market demand. At the same time, average rates remained steady. Results of the hotel's food & beverage operations also improved with revenue up by 27%. Occupancy at the hotel in Munich fell from 81% to 78%, although rates remained firm and costs were well-controlled. Results from the Group's associate hotel in Geneva were excellent due to strong demand from April through August.

The Americas

Results from the Group's properties were mixed. At The Mark in New York, the revenue per available room marginally improved with higher occupancy at 66% (up from 64% in the previous year) and a drop in average rates of only 2%. Similarly, Hawaii showed a slight improvement in revenue per available room compared with the previous year. Performance at San Francisco continued to reflect its depressed market, affected by the decline in both corporate and leisure travel. The resort in Bermuda, however, was able to maintain its revenue per available room.

Finally, both Turnberry Isle and Mandarin Oriental, Miami continued to be adversely affected by the decline in travel to southern Florida. Nonetheless, Mandarin Oriental, Miami did well to achieve a 21% increase in revenue per available room resulting from an improvement in occupancy to 47%, along with a marginal increase in the average rate. The hotel is in its second full year of operation following its opening and has significantly improved its financial performance over 2001.

(3) Increase the number of rooms under operation to 10,000

We are moving steadily towards our goal of having at least 10,000 rooms in operation in significant city and resort destinations around the world. We have increased the number of rooms in operation or under development from 4,500 in 1998 to almost 7,500 at the end of 2002. Our expansion programme will give us strong footholds in the strategically important destinations of New York, Washington and Tokyo.

In addition, we have announced that Mandarin Oriental will manage a new, luxury hotel planned for development in the heart of Hong Kong's fashion, entertainment and shopping district. The 118-room property will be a component of the new Landmark, one of Hong Kong's most successful mixed-used commercial complexes. The new property, due to open in mid 2005, will feature some of the largest guestrooms in Hong Kong as well as a highly unique, signature restaurant and state-of-the-art spa. Contemporary in style, the new property will complement the Group's legendary flagship hotel, Mandarin Oriental, Hong Kong, with its classic, Chinese-influenced elegance.

The Group continues to review carefully new projects around the world, primarily management contracts, requiring limited equity participation. These will provide the opportunity to leverage our brand strength and corporate resources.

(4) Leverage fully our corporate core competencies

The Group has continued to enhance its corporate structure in order to better support our growing number of properties. In particular, our corporate expertise has been significantly enhanced in the areas of direct marketing, global sales resources, information technology, design and development and spa operations. We have attracted high calibre specialists in these key fields and have concentrated on improving the efficiency and cost-effectiveness of our corporate competencies.

(5) Ensure a strong cashflow and balance sheet

A strong financial standing remains fundamental to the success of our Group. Our strategy of growing selectively our portfolio of properties clearly has entailed a significant financial commitment. In particular, our new developments in New York and Washington, D.C. have a negative impact on our cash flow while they are under construction. Nonetheless, the Group is in a good financial position having carried out a number of successful financing exercises over the past two years, both at the property and at the corporate level, and being helped by the prevailing low interest rate environment. Moreover, our cashflow from 2004 onwards should benefit considerably from the contributions of our newly opened hotels in New York and Washington, D.C.

Given the likely prolonged period before full economic recovery, we will continue to keep a close watch on our financial position and review opportunities for cost containment across all properties, while ensuring we maintain our reputation as a luxury operator.

THE FUTURE

Business conditions will remain challenging in 2003, and at best only marginal growth in revenues at existing properties can be anticipated. In this complex environment, we will continue to be vigilant with our operating performance. The year will be a milestone for the Group with the opening of the New York property just a few months ahead of Mandarin Oriental's entry into Washington in spring 2004. Through our mission of delighting guests in every market place, we remain firmly on track to being recognised as one of the best global luxury hotel groups.

Edouard Ettedgui
Chief Executive Officer
25th February 2003

Mandarin Oriental International Limited
Consolidated Profit and Loss Account
for the year ended 31st December 2002

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS 2002 US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2001 US$m
227.9	**233.7**	*2*	Revenue	**233.7**	227.9
(138.8)	**(140.5)**		Cost of sales	**(140.1)**	(138.4)
89.1	**93.2**		Gross profit	**93.6**	89.5
(16.8)	**(16.8)**		Selling and distribution costs	**(16.8)**	(16.8)
(45.8)	**(36.3)**		Administration expenses	**(36.3)**	(45.8)
26.5	**40.1**	*3*	Operating profit	**40.5**	26.9
13.5	**14.4**	*4*	Share of operating results of associates and joint ventures	**14.8**	13.8
40.0	**54.5**		Profit before interest and tax	**55.3**	40.7
(31.1)	**(28.9)**		Net financing charges	**(28.9)**	(31.1)
8.9	**25.6**		Profit before tax	**26.4**	9.6
(5.6)	**(7.2)**	*5*	Tax	**(7.2)**	(5.6)
3.3	**18.4**		Profit after tax	**19.2**	4.0
0.3	**0.1**		Minority interests	**0.1**	0.3
3.6	**18.5**		**Profit after tax and minority interests**	19.3	4.3
US¢	**US¢**			**US¢**	US¢
		6	**Earnings per share**		
0.42	**2.17**		- basic	**2.27**	0.50
0.42	**2.17**		- diluted	**2.27**	0.50

* The basis of preparation of this supplementary financial information is set out in note 1.

Mandarin Oriental International Limited
Consolidated Balance Sheet
at 31st December 2002

Prepared in accordance with IFRS 2001 US$m	2002 US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2002 US$m	2001 US$m
			Net assets		
23.3	**22.0**		Goodwill	**22.0**	23.3
491.7	**548.1**	*7*	Tangible assets	**1,046.9**	990.0
187.7	**187.6**		Leasehold land payments	**-**	-
222.2	**278.1**		Associates and joint ventures	**297.0**	241.1
23.5	**26.3**		Other investments	**26.3**	23.5
13.8	**14.0**		Pension assets	**14.0**	13.8
2.9	**3.7**		Deferred tax assets	**3.7**	2.9
965.1	**1,079.8**		Non-current assets	**1,409.9**	1,294.6
3.0	**2.4**		Stocks	**2.4**	3.0
34.7	**36.8**		Debtors and prepayments	**36.8**	34.7
79.2	**65.9**		Cash at bank	**65.9**	79.2
116.9	**105.1**		Current assets	**105.1**	116.9
(39.7)	**(53.0)**		Creditors and accruals	**(53.0)**	(39.7)
(2.9)	**(8.0)**	*8*	Borrowings	**(8.0)**	(2.9)
(4.7)	**(6.5)**		Current tax liabilities	**(6.5)**	(4.7)
(47.3)	**(67.5)**		Current liabilities	**(67.5)**	(47.3)
69.6	**37.6**		Net current assets	**37.6**	69.6
(448.1)	**(483.0)**	*8*	Long-term borrowings	**(483.0)**	(448.1)
(10.2)	**(11.6)**		Deferred tax liabilities	**(14.3)**	(12.9)
(0.8)	**(0.8)**		Pension liabilities	**(0.8)**	(0.8)
(4.6)	**(5.4)**		Other non-current liabilities	**(5.4)**	(4.6)
571.0	**616.6**			**944.0**	897.8
			Capital employed		
42.6	**42.6**		Share capital	**42.6**	42.6
88.7	**88.7**		Share premium	**88.7**	88.7
434.0	**474.4**		Revenue and other reserves	**799.7**	758.7
565.3	**605.7**		Shareholders' funds	**931.0**	890.0
5.7	**10.9**		Minority interests	**13.0**	7.8
571.0	**616.6**			**944.0**	897.8

* The basis of preparation of this supplementary financial information is set out in note 1.

Mandarin Oriental International Limited
Consolidated Statement of Changes in Shareholders' Funds
for the year ended 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties*	
2001 US$m	**2002 US$m**	*Note*		**2002 US$m**	2001 US$m
590.0	**565.3**		At 1st January	**890.0**	979.5
			Revaluation of properties		
(7.8)	-		- net revaluation deficit	-	(73.3)
1.7	-		- deferred tax	-	1.7
			Net exchange translation differences		
(8.9)	**22.4**		- amounts arising in year	**22.2**	(8.9)
0.2	**0.5**		Fair value gains on financial assets	**0.5**	0.2
			Cash flow hedges		
(2.0)	**(1.0)**		- fair value losses	**(1.0)**	(2.0)
(16.8)	**21.9**		Net gains/(losses) not recognised in consolidated profit and loss account	**21.7**	(82.3)
3.6	**18.5**		Profit after tax and minority interests	**19.3**	4.3
(11.5)	-	10	Dividends	-	(11.5)
565.3	**605.7**		At 31st December	**931.0**	890.0

* The basis of preparation of this supplementary financial information is set out in note 1.

Mandarin Oriental International Limited
Consolidated Cash Flow Statement
for the year ended 31st December 2002

Prepared in accordance with IFRS 2001 US$m	2002 US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2002 US$m	2001 US$m
			Operating activities		
26.5	40.1		Operating profit	40.5	26.9
15.5	15.3		Depreciation	15.3	15.5
0.4	0.4		Amortisation of leasehold land payments	-	-
1.2	1.3		Amortisation of goodwill	1.3	1.2
1.0	(5.0)		Non-cash items	(5.0)	1.0
(1.7)	2.8		Decrease/(Increase) in working capital	2.8	(1.7)
3.7	1.0		Interest received	1.0	3.7
(31.4)	(24.5)		Interest and other financing charges paid	(24.5)	(31.4)
(7.3)	(3.1)		Tax paid	(3.1)	(7.3)
7.9	28.3			28.3	7.9
5.8	5.2		Dividends from associates and joint ventures	5.2	5.8
13.7	33.5		Cash flows from operating activities	33.5	13.7
			Investing activities		
(15.0)	(62.5)		Purchase of tangible assets	(62.5)	(15.0)
-	29.4	9	Tax increment financing	29.4	-
(22.8)	(47.8)		Investments in and loans to associates and joint ventures	(47.8)	(22.8)
0.6	4.0		Repayment of loan to associates and joint ventures	4.0	0.6
-	2.1		Sale proceeds on disposal of tangible assets	2.1	-
-	(0.3)		Leasehold land premium payments	(0.3)	-
(1.5)	(0.5)		Purchase of other investments	(0.5)	(1.5)
-	(0.5)		Purchase of minority interests	(0.5)	-
(38.7)	(76.1)		Cash flows from investing activities	(76.1)	(38.7)
			Financing activities		
247.3	32.6		Drawdown of borrowings	32.6	247.3
(231.5)	(8.7)		Repayment of borrowings	(8.7)	(231.5)
(11.5)	-	10	Dividends paid by the Company	-	(11.5)
0.1	5.0		Capital contribution from minority interests	5.0	0.1
4.4	28.9		Cash flows from financing activities	28.9	4.4
(0.2)	0.9		Effect of exchange rate changes	0.9	(0.2)
(20.8)	(12.8)		Net decrease in cash and cash equivalents	(12.8)	(20.8)
99.4	78.6		Cash and cash equivalents at 1st January	78.6	99.4
78.6	65.8		Cash and cash equivalents at 31st December	65.8	78.6

* The basis of preparation of this supplementary financial information is set out in note 1.

Mandarin Oriental International Limited
Notes

1. ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial information contained in this announcement has been based on the audited results for the year ended 31st December 2002 which have been prepared in conformity with International Financial Reporting Standards ('IFRS'), including International Accounting Standards and interpretations issued by the International Accounting Standards Board. There have been no changes to the accounting policies described in the 2001 annual financial statements.

As explained in the 2001 annual financial statements, IFRS do not permit the valuation of leasehold interests in land. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 10 to 13 prepared in accordance with IFRS as modified by the revaluation of leasehold properties.

2. REVENUE

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
By geographical area:		
Hong Kong & Macau	**122.4**	125.7
Southeast Asia	**26.8**	25.8
Europe	**52.4**	43.7
The Americas	**32.1**	32.7
	233.7	227.9

3. OPERATING PROFIT

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
By geographical area:		
Hong Kong & Macau	**23.9**	18.1
Southeast Asia	**3.2**	2.4
Europe	**9.4**	4.6
The Americas	**3.6**	1.4
	40.1	26.5

4. SHARE OF OPERATING RESULTS OF ASSOCIATES AND JOINT VENTURES

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
By geographical area:		
Hong Kong & Macau	**2.7**	2.3
Southeast Asia	**8.5**	9.5
Europe	**2.5**	1.4
The Americas	**0.7**	0.3
	14.4	13.5

5. TAX

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
Company and subsidiary undertakings	**5.6**	4.0
Associates and joint ventures	**1.6**	1.6
	7.2	5.6

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates and includes a United Kingdom tax credit of US$0.8 million (2001: tax credit of US$0.5 million).

6. EARNINGS PER SHARE

Basic earnings per share are calculated on profit after tax and minority interests of US$18.5 million (2001: US$3.6 million) and on the weighted average number of 851.5 million (2001: 851.5 million) shares in issue during the year. The weighted average number excludes shares held by the Trustee under the Senior Executive Share Incentive Schemes.

Diluted earnings per share are calculated on the weighted average number of shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year. The convertible bonds are anti-dilutive and therefore are ignored in calculating diluted earnings per share.

7. TANGIBLE ASSETS AND CAPITAL COMMITMENTS

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
Opening net book value	**491.7**	513.8
Exchange rate adjustments	**27.9**	(9.3)
Additions	**45.9**	10.7
Disposals	**(2.1)**	(0.2)
Depreciation	**(15.3)**	(15.5)
Revaluation deficit	**-**	(7.8)
Closing net book value	**548.1**	491.7
Capital commitments	**109.9**	26.7

Tangible assets include additions in respect of a property under development of US$32.2 million (2001: nil), which are stated net of tax increment financing of US$29.4 million (2001: nil) (refer note 9).

8. BORROWINGS

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
Bank loans	**408.7**	371.9
6.75% convertible bonds	**72.7**	71.4
Finance lease	**7.9**	7.7
Tax increment financing (refer note 9)	**1.7**	-
	491.0	451.0
Current	**8.0**	2.9
Long-term	**483.0**	448.1
	491.0	451.0

9. TAX INCREMENT FINANCING

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
Loan (refer note 8)	**1.7**	-
Netted off against additions in respect of a property under development (refer note 7)	**29.4**	-
	31.1	-

In relation to the Mandarin Oriental, Washington D.C., a development agreement was entered into with the District of Columbia ('District'), by one of the Group's subsidiaries, pursuant to which the District agreed to provide certain funds to the subsidiary out of net proceeds obtained through the issuance and sale of certain tax increment financing bonds ('TIF Bonds') for the development and construction of a 400-room luxury hotel.

On 10th April 2002, the District issued and sold the TIF Bonds and the net proceeds from such sale, which were then available to the subsidiary, were US$34.5 million. Of this amount, US$31.1 million was contributed in 2002 towards payment of certain eligible development costs, including US$1.7 million issued in the form of a loan from the District, bearing simple interest at an annual rate of 6.025%. The principal amount of the loan plus all interest accrued will be due on the earlier of 10th April 2017 or the date of the consummation of the first sale of the hotel.

The receipt of the TIF Bonds of US$29.4 million (2001: nil) has been treated as a government grant and netted off against additions to tangible assets (refer note 7). The loan of US$1.7 million (2001: nil) is included in long-term borrowings (refer note 8).

10. DIVIDENDS

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
No final dividend in respect of 2001 (2000: US¢0.85 per share)	-	7.2
No interim dividend in respect of 2002 (2001: US¢0.50 per share)	-	4.3
	-	11.5

No final dividend in respect of 2002 (2001: nil) is proposed by the Board.

- end -

For further information, please contact:

Mandarin Oriental Hotel Group International Limited
Edouard Ettedgui/John Witt (852) 2895 9288
Jill Kluge/Chantal Hooper (852) 2895 9160

Golin/Harris Forrest
Debbie Chu (852) 2501 7916

Full text of the Preliminary Announcement of Results and the Preliminary Financial Statements for the year ended 31st December 2002 can be accessed through the Internet at 'www.mandarinoriental.com'.

NOTE TO EDITORS

Mandarin Oriental Hotel Group is an international hotel investment and management group operating 22 deluxe and first class hotels and resorts worldwide including four under development in New York, Washington D.C., Hong Kong and Tokyo. The Group has equity interests in most of its properties and net assets of approximately US$900 million at 31st December 2002. Mandarin Oriental now operates some 7,000 rooms in eleven countries with nine hotels in Asia, six in The Americas and three in Europe.

The parent company, Mandarin Oriental International Limited, is incorporated in Bermuda, listed in London, Singapore and Bermuda and has a sponsored American Depositary Receipt programme. Mandarin Oriental Hotel Group International Limited, which operates from Hong Kong, manages the activities of the Group's hotels. Mandarin Oriental is a member of the Jardine Matheson Group.

Mandarin Oriental's aim is to be recognised as one of the top global luxury hotel groups, providing exceptional customer satisfaction in each of its hotels. This will be achieved through a strategy of investing in facilities and people, while maximising profitability and long-term shareholder value. The Group regularly receives recognition and awards for outstanding service and quality management. The growth strategy of the Group is to progress towards operating 10,000 rooms in major business centres and key leisure destinations around the world.